Exhibit 21.1
IDENTIX INCORPORATED
LIST OF SUBSIDIARIES
As of August 1, 2004

Wholly-owned Subsidiary:	Place of Incorporation:

Visionics Corporation	Delaware, USA
Legislative Demographic Services, Inc.	Delaware, USA
Identicator Technology, Inc.	Delaware, USA
iTrust, Inc.	Nevada, USA
Identix International, Inc.	California, USA
Biometric Applications & Technology, Inc.	Missouri, USA
Identix Australia Pty Ltd.	New South Wales, Australia

Identix Identification Services	Delaware, USA